EXHIBIT 21.1

Subsidiaries of the Issuer

Name of Subsidiary	State of Organization
ThermoEnergy Environmental, LLC	New Jersey

ThermoEnergy Power Systems, LLC (85%)	Delaware

Babcock-Thermo Carbon Capture, LLC (42.5%)	Delaware

Cast Acquisition Corp.	Delaware

CASTion Corporation	Massachusetts

Unity Power Alliance, LLC	Delaware